UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SG BLOCKS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74818A109
(CUSIP Number)

Bruce Grossman c/o Dillon Hill Capital LLC 200 Business Park Drive, Suite 306 Armonk, NY 10504
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 74818A109	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,723
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 64,723
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74818A109	SCHEDULE 13D	Page 3 of 4

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D, dated July 29, 2016, as amended by Amendment No. 1 to the statement on Schedule 13D, dated July 6, 2017 (so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by Bruce Grossman, relating to the shares of common stock, $0.01 par value per share (the “Common Stock”) of SG Blocks, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 2 is being filed to report dispositions of beneficial ownership of shares of Common Stock which have caused Mr. Grossman to be the beneficial owner of less than five percent of the Issuer’s Common Stock.

Item 5.  Interest in Securities of the Issuer.
The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) All calculations of percentage ownership of this Schedule 13D are based on a total of 4,260,041 shares of Common Stock outstanding as of August 10, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2018.

This Amendment No. 2 reflects transactions through and including the close of business on August 22, 2018. Mr. Grossman may be deemed to be the beneficial owner of 64,723 shares of Common Stock, constituting approximately 1.5% of the outstanding shares of Common Stock of the Issuer.

The shares of Common Stock reported on this Schedule 13D are indirectly beneficially owned by Mr. Grossman.  Dillon Hill Capital, LLC, of which Mr. Grossman is the sole member, directly owns 64,723 shares of Common Stock. By virtue of the relationships described above, Mr. Grossman may be deemed to have sole voting and dispositive power over the shares held by Dillon Hill Capital, LLC.

The following table sets forth the transactions in the Common Stock effected during the past 60 days by Dillon Hill Capital, LLC and Dillon Hill Investment Company, LLC, the sole member of which is a trust of which Mr. Grossman’s spouse is a co-trustee.  All such transactions were effected in the open market.  As a result of the transactions described herein, Dillon Hill Investment Company, LLC no longer directly owns shares of Common Stock.

Transaction Date	Number of Shares Purchased	Price Per Share
Dillon Hill Capital, LLC
08/10/2018	6,600	$4.757
08/15/2018	74,712	$4.0798
08/20/2018	2,153	$4.0071
08/21/2018	23,812	$4.0772
08/22/2018	75,000	$3.8669
Dillon Hill Investment Company, LLC
08/10/2018	3,400	$4.757
08/14/2018	2,436	$4.5837
08/14/2018	4,729	$4.5837
08/15/2018	38,488	$4.0798
08/16/2018	14,100	$4.1256
08/17/2018	52,500	$4.1179
08/20/2018	7,847	$4.0071

(d) Not applicable.
(e) As a result of the consummation of the transactions described in this Item 4, Mr. Grossman has ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

CUSIP No. 74818A109	SCHEDULE 13D	Page 4 of 4

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 2018

/s/ Bruce Grossman
Bruce Grossman